        Filed by McDATA Corporation pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed to be filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended.

Subject: Computer Network Technology Corporation
Commission File No. 333-122758

        ON MARCH 21, 2005, MCDATA CORPORATION, A DELAWARE CORPORATION, DISTRIBUTED THE FOLLOWING COMMUNICATION TO ITS EMPLOYEES:

To All McDATA Employees:

        As you know, we are underway with our integration planning. These are exciting times for McDATA as the acquisition would accelerate our Global Enterprise Data Center (GEDC) initiative.

        There were two announcements from CNT during the week of March 7, and then another announcement during the week of March 14:

  •
  On March 7, CNT announced that they would delay their 4th quarter earnings release due to an issue with their inventory reconciliation.

  •
  CNT announced this would likely result in a restatement of prior earnings—total of approximately $2M or approximately 7 cents per share, spread over the first, second and third quarters of fiscal 2004.

  •
  On March 8, CNT announced that a shareholder lawsuit had been filed claiming breach of fiduciary duty. The lawsuit alleges that CNT and its Board of Directors failed to maximize the value that CNT shareholders could receive for their stock.

  •
  On March 15, CNT announced their 4th quarter earnings—non-GAAP revenue of $104M and non-GAAP earnings per share of 4 cents.

        More on the Restatement and the Lawsuit:

  •
  Although CNT's need to restate its financials was unexpected, we are still pursuing integration planning and we believe that we will still be able to close the transaction during our second fiscal quarter 2005.

  •
  We need to amend our registration statement on form S-4 (the document we previously filed with the SEC in connection with the merger) to incorporate updated information from both McDATA's and CNT's 10-K, including the restated financial information from CNT. We will also be setting a new record date and a new date for the special meeting of the shareholders.

  •
  With respect to the shareholder lawsuit, these types of suits are not uncommon. CNT and their Directors have stated that they believe the shareholder lawsuit is without merit and will defend against it vigorously.

        Integration Team:

  •
  We created a dedicated integration team in early February 2005.

  •
  The integration team operates using the 80/20 rule—focus on the 20% of the required activities that will result in 80% of the value.

  •
  Integration team members represent their respective departments, and they are empowered to make decisions regarding our integration plans.

  •
  The integration team's goal is to understand and focus on what success looks like (e.g. financials, customers, employees).

  •
  The integration team must also decide what we will do as a combined company, and what things the combined entity should no longer do.

  •
  CNT also has an integration planning team.

        Members of the McDATA Integration Team:

  •
  Mary Durham, Stefanie Tettero, Lonney Steinhoff, Peter Dougherty, Jim Nollsch, Ann Felteau, Shelie Tucker, Craig Henderson, Mike Dailey, Bob Finley, and Tom McGimpsey

        Integration Planning Status Update:

  •
  We received HSR early termination on Feb 11 (antitrust approval)

  •
  We received a "No review" from the SEC on February 23 for the S-4, although this may change in the event the SEC decides to review the amendment to the S-4 once it incorporates the 10-K from both companies, including CNT's restated financial statements.

  •
  Individuals from the different departments represented on our integration team have met to coordinate the integration plans.

  •
  Each department is focusing on several objectives, including items such as operational structure, go to market model, product roadmap, and a combined budget.

        Next Steps:

  •
  We will continue the integration team meetings and we expect to finalize the combined company product roadmap and organizational structure.

  •
  After both companies file their annual report on form 10-K, we will amend the S-4.

  •
  We still need to hold shareholder votes at both companies, and then close the transaction and implement the integration plans.

        There will be an opportunity for many of you to get involved in this critical and exciting process (if you haven't already). I thank you for your assistance and support.

        If you have questions, please send them to acquisitions@mcdata.com and check the Integration QA e-room for updates and answers.

Scott Berman
Integration Team Lead

        ADDITIONAL INFORMATION AND WHERE TO FIND IT:    On February 11, 2005, McDATA filed a registration Statement on SEC Form S-4 and McDATA and CNT filed a Joint Proxy Statement/Prospectus with the SEC in connection with the proposed merger. This Registration Statement has not been declared effective by the SEC and the Joint Proxy Statement/Prospectus is not in its final definitive form and both may be amended. McDATA and CNT will mail a Joint Proxy Statement/Prospectus to stockholders of McDATA and shareholders of CNT containing information about the proposed merger after the Registration Statement containing the Joint Proxy Statement/Prospectus has been declared effective by the SEC. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully in their entirety when they are available. The Registration Statement and Joint Proxy Statement/Prospectus contain important information about McDATA, CNT, the proposed merger, the persons soliciting proxies relating to the proposed merger, their interests in the transaction and related maters. Investors and security holders can obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus may also be obtained from McDATA by directing a request by mail to McDATA Corporation at 380 Interlocken Crescent, Broomfield, CO 80021, telephone (720) 558-4629, or from CNT by directing a request by mail to CNT at 6000 Nathan Lane North, Plymouth Minnesota 55442, telephone (763) 268-6130.

        In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, McDATA and CNT file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by McDATA and CNT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. McDATA's and CNT's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

        McDATA, CNT, directors and certain executive officers of McDATA and CNT may be considered participants in the solicitation of proxies in connection with the Merger. Certain directors and executive officers may have direct or indirect interests in the Merger due to securities holdings of McDATA and CNT, and consulting arrangements, service as directors and officers and rights to severance payments following the Merger. In addition, certain directors and officers, after the Merger, will be indemnified by McDATA and will benefit from insurance coverage for liabilities that may arise from their services as directors and officers of CNT prior to the Merger. McDATA and CNT have retained Mellon Investor Services LLC to assist them in soliciting proxies from their respective stockholders and shareholder. Additional information regarding the participants in the solicitation is contained in the Registration Statement and Joint Proxy Statement/Prospectus filed by McDATA and CNT with the SEC.